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Astris Energi Inc. · 6-K/A · For 02/21/05,  Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: Feburary 21, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K/A · For 02/21/05, Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K/A:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated Feburary 21, 2005	3

EXHIBIT

ASTRIS ENERGI HIRES INVESTMENT BANKER FRASER MACKENZIE

MISSISSAUGA, ONTARIO, CANADA, February 21, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has engaged Toronto investment house Fraser Mackenzie Limited to raise private placement financing for Astris’ next stage of development.

Fraser Mackenzie has been hired on a “best efforts” basis for two separate financings. The first is for an amount equal to a minimum of CDN$300,000 and a maximum of CDN$600,000. This financing will be structured as a debenture with a 6% coupon, convertible into common shares of the Corporation with a term of 9 months. Proceeds from this financing will be used for operations, with a focus on marketing. This will allow the company to aggressively pursue channel partners for the commercialization of its line of AFC generators. The second financing will be for the sale of corporate securities, the exact nature of which will be determined at a later date, with a view to raising a minimum of CDN$2,500,000 and a maximum of CDN$3,500,000. The proceeds of this financing will be used for operational purposes, marketing and initiation of Phase II of Astris’ pilot production line for its POWERSTACK™ MC250 fuel cell modules.

“The proceeds from these two financings will put us closer to our ultimate goal of the commercialization of our product line,” said Jiri K. Nor, President and CEO. “Our focus right now is to find marketing partners for our products and use the resulting sales orders to drive our pilot production line. Phase II of the pilot production line will ensure production capacity to meet projected product demand.”

About Fraser Mackenzie
Fraser Mackenzie is an independent investment dealer providing objective, value-added equity research on North American small- and mid-cap companies. Fraser Mackenzie distributes its research and provides sales and trading services for institutional investors and selected high-net-worth investors in North America and Europe. Fraser Mackenzie offers investment banking services for small- and mid-cap enterprises, as well as private equity investment services.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: August 9, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energi, Inc.

Date: August 9, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer